UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell Plc First Quarter 2015 Scrip Dividend Programme Reference
Share Price

THE HAGUE, May 21, 2015/PRNewswire-FirstCall/ --

The Board of Royal Dutch Shell plc ("RDS") (NYSE: RDS.A) (NYSE: RDS.B) today announced the Reference Share Price in respect of the first quarter interim dividend of 2015, which was announced on April 30, 2015 at $0.47 per A ordinary share ("A Share") and B ordinary share ("B Share") and $0.94 per American
Depository Share ("ADS").
Reference Share Price
The Reference Share price is used for calculating a Participating Shareholder's entitlement under the Scrip Dividend Programme, as defined below.

                                  Q1 2015
    Reference Share price (US$)   31.217

The Reference Share Price is the US dollar equivalent of the average of the closing price for the Company's A Shares listed on Euronext Amsterdam for the five dealing days commencing on (and including) the date on which the Shares are first quoted ex-dividend in respect of the relevant dividend.
The Reference Share Price is calculated by reference to the Euronext Amsterdam closing price in euro. The US dollar equivalent of the closing price on each of the dealing days referred to above is calculated using a market currency exchange rate prevailing at the time.
Reference ADS Price
ADS stands for "American Depositary Share". ADR stands for "American Depositary
Receipt". An ADR is a certificate that evidences ADSs (though the terms ADR and
ADS are often used interchangeably). ADSs are listed on the NYSE under the symbols RDS.A and RDS.B. Each ADS represents two ordinary shares, two ordinary A
Shares in the case of RDS.A or two ordinary B Shares in the case of RDS.B.

                                  Q1 2015
    Reference ADS price (US$)     62.434

The Reference ADS Price equals the Reference Share Price of the two A Shares underlying each new A ADS.
Scrip dividend programme
Beginning with its first quarter interim dividend for 2015, RDS provides shareholders with a choice to receive dividends in cash or in shares via a Scrip
Dividend Programme ("the Programme").
Under the Programme shareholders can increase their shareholding in RDS by choosing to receive new shares instead of cash dividends if declared by RDS.
Only new A Shares will be issued under the Programme, including to shareholders who currently hold B Shares.
Joining the Programme may offer a tax advantage in some countries compared with receiving cash dividends. In particular, dividends paid out as shares will not be subject to Dutch dividend withholding tax (currently 15 per cent) and will not generally be taxed on receipt by a UK shareholder or a Dutch shareholder.
Shareholders who elect to join the Programme will increase the number of shares held in RDS without having to buy existing shares in the market, thereby avoiding associated dealing costs.
Shareholders who do not join the Programme will continue to receive in cash any dividends declared by RDS.
For further information on the Programme, including how to join if you are eligible, please refer to the appropriate publication available on
http://www.shell.com/scrip.
CAUTIONARY NOTE:
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this release "Shell", "Shell group" and
"Royal Dutch Shell" are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words
"we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. "Subsidiaries",
"Shell subsidiaries" and "Shell companies" as used in this release refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Companies over which Shell has joint control are generally referred to as "joint ventures" and companies over which Shell has significant influence but neither control nor joint control are referred to as "associates". In this release, joint ventures and associates may also be referred to as
"equity-accounted investments". The term "Shell interest" is used for convenience to indicate the direct and/or indirect ownership interest held by
Shell in a venture, partnership or company, after exclusion of all third-party interest.
This release contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
"anticipate", "believe", "could", "estimate", "expect", "goals", "intend",
"may", "objectives", "outlook", "plan", "probably", "project", "risks",
"schedule", "seek", "should", "target", "will" and similar terms and phrases.
There are a number of factors that could affect the future operations of Royal
Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this release, including
(without limitation): (a) price fluctuations in crude oil and natural gas; (b)
changes in demand for Shell's products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell's 20-F for the year ended December
31, 2014 (available at http://www.shell.com/investor and http://www.sec.gov ).
These risk factors also expressly qualify all forward looking statements contained in this release and should be considered by the reader. Each forward-looking statement speaks only as of the date of this release, May 21,
2015. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this release.
We may have used certain terms, such as resources, in this release that United
States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website http://www.sec.gov .
ENQUIRIES:
Shell Media Relations: International, UK, European Press, +44-207-934-5550
Shell Investor Relations: Europe: Peter van Driel, +31-70-377-4540 North
America: Ken Lawrence, +1-832-337-2034

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 22 May 2015	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary